                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------
                           SAFEGUARD SCIENTIFICS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                                ----------------
          Options to Purchase Common Stock, Par Value $0.10 Per Share,
                  Having an Exercise Price of More Than $15.00
                         (Title of Class of Securities)
                                ----------------
                                   786449 10 8
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                                ----------------
                               N. Jeffrey Klauder
                  Executive Vice President and General Counsel
                           Safeguard Scientifics, Inc.
                       Building 800, 435 Devon Park Drive
                            Wayne, Pennsylvania 19087
                                 (610) 293-0600
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                                        CALCULATION OF FILING FEE

Transaction valuation*                                   Amount of filing fee

    $1,472,191                                                 $295

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,604,171 shares of common stock of Safeguard Scientifics, Inc. having an aggregate value of $5,406,056 as of December 20, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable.



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                    Form or Registration No.: Not applicable.
                          Filing party: Not applicable.
                           Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]        third party tender offer subject to Rule 14d-1.
[X]        issuer tender offer subject to Rule 13e-4.
[_]        going-private transaction subject to Rule 13e-3.
[_]        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


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ITEM 1.  SUMMARY TERM SHEET.

           The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated December 21, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

            (a) The name of the issuer is Safeguard Scientifics, Inc., a Pennsylvania corporation (the "Company"), and the address of its principal executive office is Building 800, 435 Devon Park Drive, Wayne, Pennsylvania 19087 (610) 293-0600. The information set forth in the Offer to Exchange under
Section 9 ("Information About Safeguard Scientifics, Inc.") is incorporated herein by reference.

           (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to the current employees of the Company and its wholly-owned subsidiary, aligne, Inc., to exchange, for compensatory purposes, options outstanding under the Company's 1990 Stock Option Plan, the 1999 Equity Compensation Plan and the 2001 Associates Equity Compensation Plan, all as amended to date (collectively, the "Equity Plans") to acquire options to purchase shares of the Company's Common Stock, par value $0.10 per share ("Option Shares"), having an exercise price of more than $15.00 (the "Eligible Options"), in exchange for shares of the Company's restricted common stock that will be granted under the Equity Plans (the "Restricted Stock"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). All of the option plans are considered employee benefit plans as defined in Rule 405 under the Securities Act of 1933. As of December 10, 2001, there were options to purchase 1,604,171 shares of the Company's common stock outstanding and eligible to participate in this Offer. The information set forth in the Offer to Exchange under Section 1 ("Number of Shares of Restricted Stock; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock") and Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The information set forth under Item 2(a) above and in Schedule A of the Offer to Exchange ("Information About the Directors and Executive Officers of Safeguard Scientifics, Inc.") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Shares of Restricted Stock; Expiration Date"),
Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and

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Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 6.PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 9 ("Information About Safeguard Scientifics, Inc.") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d)   Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Schedule A of the Offer to Exchange is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Schedule A of the Offer to Exchange is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)   Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Information About Safeguard Scientifics, Inc.") and Section 16 ("Additional Information"), and on pages 25 through 37 of the Company's 2000 Annual Report to Shareholders attached as Exhibit 13 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (the "Annual Report") and on pages 3 through 32 of the

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Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001
(the "Quarterly Report") is incorporated herein by reference. Copies of the pages of the Company's Annual Report and the Quarterly Report that are being incorporated herein have been distributed to holders of eligible options along with the Offer to Exchange.

     (b)   Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b)   Not applicable.

ITEM 12. EXHIBITS.

           (a)(1)    Offer to Exchange, dated December 21, 2001.

           (a)(2) Form of Cover Letter to Eligible Option Holders and Summary of Terms.

           (a)(3)    Form of Election Form.

           (a)(4)    Form of Notice of Change in Election.

           (a)(5) Safeguard Scientifics, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

           (a)(6) Safeguard Scientifics, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.

           (b)       Not applicable.

           (d)(1) Safeguard Scientifics, Inc. 1999 Equity Compensation Plan. Filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

           (d)(2) Safeguard Scientifics, Inc. 2001 Associates Equity Compensation Plan. Filed as Exhibit 4.1 to the Company's Form S-8, filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.

           (d)(3) Safeguard Scientifics, Inc. 1990 Stock Option Plan, filed as
           Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Securities and Exchange Commission on March 31, 1997 and incorporated herein by reference.

           (d)(4)    Form of Restricted Stock Agreement.

           (g)       Not applicable.

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           (h)       Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

           (a)       Not applicable.




                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                    SAFEGUARD SCIENTIFICS, INC.


                                    /s/ N. Jeffrey Klauder
                                    --------------------------------------------
                                    N. Jeffrey Klauder
                                    Executive Vice President and General Counsel

Date: December 21, 2001


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                                INDEX TO EXHIBITS

Exhibit
Number                         Description
------                         -----------
(a)(1)                         Offer to Exchange, dated December 21, 2001.

(a)(2)                         Form of Cover Letter to Eligible Option Holders.

(a)(3)                         Form of Election Form.

(a)(4)                         Form of Notice of Change in Election.

(a)(5)                         Safeguard Scientifics, Inc. Annual Report on Form
                               10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(d)(1)                         Safeguard Scientifics, Inc. 1999 Equity
                               Compensation Plan filed as exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(d)(2)                         Safeguard Scientifics, Inc. 2001 Associates
                               Equity Compensation Plan. Filed as Exhibit 4.1 to the Company's Form S-8, filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.

(d)(3)                         Safeguard Scientifics, Inc. 1990 Stock Option
                               Plan, filed as exhibit 4.3 to the Company's
                               Annual Report on Form 10-K for the year ended
                               December 31, 1996 filed with the Securities and Exchange Commission on March 31, 1997 and incorporated herein by reference.

(d)(4)                         Form of Restricted Stock Agreement.


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